[Total Letterhead]

October 25, 2006

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

By electronic file (“Edgar correspondence”) with paper courtesy copies.

Attention: Jill S. Davis

Re:	Total S.A.
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 1-10888)

Dear Ms. Davis:

Thank you for your comment letters on our Annual Report on Form 20-F for the year ended December 31, 2005 (“2005 Form 20-F”). Set forth below are the responses of Total S.A. (the “Company”) to the comments included in your letters dated September 25, 2006 and September 28, 2006.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letters in bold text, and have provided the Company’s responses immediately following each numbered comment. We have noted your request to amend the 2005 Form 20-F, as appropriate, in response to your comments. After careful consideration of the issues and our assessment of their materiality, we believe that the proposed revisions to the current disclosure in response to your comments, as presented herein, do not warrant filing an amendment to the 2005 Form 20-F at this time. Rather, we propose and undertake to incorporate, as appropriate, these revisions into our Annual Report on Form 20-F for the year ended December 31, 2006 (“2006 Form 20-F”). In our responses below, you will find several disclosure proposals for our 2006 Form 20-F, marked to indicate the additions and/or deletions to the current disclosure in the 2005 Form 20-F.

This letter has been prepared in consultation with KPMG Audit and Ernst & Young Audit, the Company’s auditors, and Sullivan & Cromwell LLP, our U.S. and French legal counsel.

Division of Corporation Finance	-2-

RESPONSES TO COMMENTS

Comment Letter Dated September 28, 2006

Risk Factors

“We have activities in certain countries which are subject to U.S. sanctions and our activities in Iran could lead to sanctions under relevant U.S. legislation.” – pg. 6

1.	It appears the words “of mass” were inadvertently omitted from the first sentence under this heading, between “weapons” and “destruction.” Please correct in future filings.

We note your comment and will correct this inadvertent omission in future filings with the U.S. Securities and Exchange Commission (“SEC”).

2.

To avoid any inference that ILSA authorizes the President of the United States to impose sanctions on all companies that knowingly invests $20 million or more in Iran in a 12-month period, in future filings please revise the disclosure under this heading to make clear that ILSA relates to investments of $20 million or more that directly and significantly contribute to the enhancement of Iran’s ability to develop its petroleum resources.

We note your comment and will revise our disclosure in future filings with the SEC to reflect this comment, as well as the recently enacted amendments to ILSA.

Comment Letter Dated September 25, 2006

Principal Activities

Africa

Nigeria, page 17

1.

We note your disclosure that indicates your operations in certain on-shore facilities were “disturbed.” Please expand your disclosures to indicate more clearly the nature of the disturbance, the length of time that operations were affected and if such matters have subsequently been resolved.

Security concerns in the region of the Niger delta, including kidnappings of oil workers and destruction of facilities, led to some production shutdowns by the SPDC joint venture (in which the Company has a 10% interest) in that area in February 2006. The security

Division of Corporation Finance	-3-

situation in this region has not yet permitted the operator to resume production, and it is not currently possible for the Company to predict when production will resume. Since the Company does not believe that the impact of deferred production from this area is material when considered in relation to the Company’s total average production and income, the Company believes that amending the 2005 Form 20-F to provide expanded disclosure at this time is not warranted. However, the Company continues to monitor the situation in the area and will continue to provide appropriate disclosure to the market regarding the situation in this area in its future filings with the SEC.

2.

We note your disclosure that indicates you have expanded your mining rights in Nigeria. Please describe the nature of these and any other mining activities you are engaged in. Please also disclose if material, any proven and probable reserves related to your mining operations. Refer to Securities Act Guide 7 which can be located at our website at:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

We note your comment which has brought a minor translation error to our attention. This section was originally drafted in French. The French term “domaine minier”, which in this context should have been “acreage” in English, was inaccurately translated as “mining rights”. We confirm that the Company is not engaged in mining activities in Nigeria. We will carefully review our future filings with the SEC to prevent future mistranslation of this term.

Financial Statements

Consolidated Balance Sheet, page F-3

3.	Please provide a separate presentation of Paid-in surplus and Retained Earnings here and on your Statement of Changes in Shareholder’s Equity.

In accordance with Paragraphs 74 and 97 of IAS 1 – Presentation of Financial Statements, each class of contributed equity and each reserve has to be disclosed either (i) on the face of the balance sheet and on the face of the statement of changes in equity, or (ii) in the notes to the financial statements.

As you have noted, in our 2005 Form 20-F, paid-in surplus and retained earnings are presented together on a single line of the consolidated balance sheet (page F-3) and of the consolidated changes in shareholders’ equity (page F-5). However, Note 18 (“Shareholders’ Equity”) to our consolidated financial statements in the 2005 Form 20-F includes a separate presentation of the parent company’s paid-in surplus (and its legal treatment under French law) on page F-53.

Division of Corporation Finance	-4-

As a result, we believe the information as currently provided in the 2005 Form 20-F complies with the above-mentioned provisions of IAS 1.

Consolidated Statement of Cash Flows, page F-4

4.

We note your disclosure in the investing section described as “Exploration costs directly charged to expenses.” Please tell us why this is a reconciling item and also why it is presented as a component of Investing Activities.

In the course of the Staff’s review of the Company’s Form 20-F for the year ended December 31, 2002 (“2002 Form 20-F”), the Staff indicated that under US GAAP these costs would be presented within the operating section of the Statement of Cash Flows. Following an exchange with the Staff on this subject, we consented to include the current presentation with this as a reconciling item, which appears in Note 4(viii) to our consolidated financial statements in the 2005 Form 20-F (page F-30).

We believe the presentation in the Company’s primary financial statements does not conflict with either the provisions of IAS 7- Cash Flow Statements, in particular the definition of investing activities (Paragraphs 6 and 16), or the provisions of IFRS 6 – Exploration for and Evaluation of Mineral Resources.

Please refer to Exhibit A attached hereto for the relevant extracts from our exchange regarding the 2002 Form 20-F.

Note 1 – Accounting Policies

C.  Sales and Revenues from Sales, page F-7

5.

Please expand your accounting policy disclosure to more fully describe how voyages are calculated. We note your disclosure that indicates they are calculated on a “discharge-to-discharge basis.” Please explain this basis in greater detail.

We note your comment and propose to revise our accounting policy disclosure on this point in our 2006 Form 20-F to read as follows:

“Shipping revenues and expenses from charters activity are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage, which is referred to as the “discharge-to-discharge” basis. ~~ratably over the estimated~~

Division of Corporation Finance	-5-

~~length of each voyage. Voyages are calculated on a discharge-to-discharge basis.~~ Shipping revenue recognition starts only when a charter has been agreed to by both the Company and the customer, and revenue begins to be earned.”

E.  Income Taxes, page F-8

6.

Please expand your accounting policy disclosure to provide your policy for recognizing deferred taxes associated with decommissioning assets and liabilities arising from your capital projects. Please provide a similar policy discussion related to financing leases. To the extent you believe these amounts fall within the scope of the initial recognition exemption in IAS 12, please provide a clear indication in your policy.

Under IFRS, the Company recognizes deferred taxes on temporary differences (i.e., differences between the tax base of an asset or liability and its carrying amount in the balance sheet) in accordance with IAS 12 – Income Taxes, including those arising from decommissioning assets and liabilities and financing leases.

Since the first-time adoption of IFRS, the Company has not applied the “initial recognition” exemption provided by Paragraphs 15 and 24 of IAS 12 – Income Taxes to decommissioning assets and liabilities or finance leases.

The Company has considered that the asset and liability that arise in accounting for financial leases are integrally linked as part of the same transaction and should be regarded as a net package for the purpose of recognizing deferred taxes. Therefore, upon initial recognition, the initial recognition exemptions of IAS 12 do not apply, as there are no temporary differences. In subsequent years, a net temporary difference may appear on which a deferred tax is recognized. The same principles apply for decommissioning assets and liabilities.

In this respect, the application of the initial recognition exemption of IAS 12 does not affect our accounting for decommissioning assets and liabilities and financing leases and is not discussed in our accounting policy disclosure.

G.  Oil and Gas Exploration and Production Properties, page F-9

7.

Please expand your disclosure to discuss your policy regarding impairment testing related to Exploration and Evaluation assets. To the extent you are aggregating assets for impairment testing purposes as permitted by IFRS 6, please disclose the aggregation criteria and methodology you are using.

Division of Corporation Finance	-6-

Exploration and Evaluation assets that are capitalised pursuant to IFRS 6 – Exploration for and Evaluation of Mineral Resources mainly include leasehold rights and exploratory wells. For the purpose of impairment testing, the Company does not aggregate these assets into cash-generating units. Leasehold rights are tested for impairment on a property-by-property basis when facts and circumstances, in particular those identified in Paragraph 20 of IFRS 6, in the related exploratory activity suggest that the assets may have been impaired. Exploratory wells are individually tested for impairment. We believe that this method of impairment testing complies with Paragraph 21 of IFRS 6.

In response to your request to expand our disclosure, we propose to modify our accounting policy disclosure, which currently appears in Note 1.G.(i) on page F-9, to read as follows in our 2006 Form 20-F:

“(i) Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes, are expensed as incurred.

Exploration leasehold acquisition costs are capitalized as intangible assets when acquired. ~~Depreciation is recorded on a regular basis, property by property, on the basis of the results of the exploratory activity and management’s evaluation.~~ Leasehold rights are tested for impairment on a regular basis, property-by-property, on the basis of the results of the exploratory activity and management’s evaluation.

In the event of a discovery, the unproved leasehold rights are transferred to proved leasehold rights at their net book value as soon as proved reserves are booked.

Exploratory wells are accounted for and individually tested for impairment as follows:

•      Costs of exploratory wells that have found proved reserves are capitalized. Capitalized successful exploration wells are then depreciated using the unit-of-production method based on proved developed reserves.

•      Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense.

Division of Corporation Finance	-7-

•      Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:

•      The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made.

•      The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to expense.”

M.  Inventories, page F-13

8.

Please relocate your discussion of your determination of segment results from your disclosure of your inventory accounting policy for consolidated results to your segment disclosure, to avoid investor confusion.

We note your comment and accordingly propose to relocate the discussion in the current Note 1.M. relating to the determination of segment results (page F-13) to the subsection entitled “Adjustment Items” under Note 2 “Main Indicators of the Information by Business Segment” (page F-17) to our consolidated financial statements in the 2006 Form 20-F.

Note 4.  Summary of Differences between Accounting Principles Followed by the Company and United States Generally Accepted Accounting Principles

A.  Business Combinations, page F-20

9.	Please expand your disclosure to explain why there is a difference in the amount of goodwill impairment under US GAAP and IFRS.

The additional impairment charge under US GAAP is explained by the higher carrying amount of goodwill as a result of the Elf and Petrofina acquisitions in 1999. Under US GAAP, these transactions were recorded under the purchase accounting method. Under French GAAP, the Company elected to apply the pooling of interests method, and no goodwill was recorded as a result of these transactions. The Company elected not to restate these business combinations under IFRS as permitted by Paragraph 13 of IFRS 1. As a result, goodwill is higher under US GAAP than under IFRS. This accounting difference between US GAAP and IFRS is currently disclosed in Note 4.A(i) of our 2005 Form 20-F.

Division of Corporation Finance	-8-

In response to your request to expand our disclosure and in addition to the disclosure in Note 4.A(i) mentioned above, we propose to revise our disclosure currently in Note 4.A(ii) (pages F-19 and F-20) to read substantially as follows in our 2006 Form 20-F (with the data to be updated to reflect the results of the new annual test to be performed in the fourth quarter of 2006):

“(ii) Business Combinations—Goodwill and Other Intangible Assets

Under U.S. GAAP and effective July 1, 2001, the Group adopted ~~for U.S. GAAP reporting purposes~~ FASB Statement No. 141, “Business Combinations” (“FAS No. 141”) which requires that all business combinations be accounted for under the purchase method of accounting. FAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill.

Effective January 1, 2002, the Group adopted for U.S. GAAP reporting purposes FASB Statement No. 142 “Goodwill and Other Intangible Assets” (“FAS No. 142”) for all acquired goodwill and intangible assets. Under FAS No. 142, goodwill is no longer amortized but is tested for impairment on at least an annual basis. Intangible assets with indefinite lives are also no longer amortized but instead are tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful life. Goodwill acquired after June 30, 2001 has been subject to non-amortization provisions since the acquisition date.

Additionally, goodwill on equity method investments is no longer amortized in U.S. GAAP since January 1, 2002. However it continues to be tested for impairment in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock”. Under IFRS, goodwill amortization ceased from January 1, 2004.

In accordance with FAS No. 142, the impairment test for goodwill involves a two-step process. Step one consists of a comparison of a reporting unit’s fair value to its carrying value, the fair value being the sum of discounted future cash flows generated by the reporting unit. If the carrying value is greater than its fair value, then step two must also be completed. Step two requires a computation of the implied fair value of a reporting unit’s goodwill in comparison to the carrying

Division of Corporation Finance	-9-

amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge. The Group completed the annual goodwill impairment tests required by FAS No. 142 in the fourth quarters of 2004 and 2005. As of December 31, 2004 and December 31, 2005, the fair values calculated exceeded their carrying values for all reporting units except in the Chemicals segment. In the Chemicals segment, impairments were triggered by the deterioration of the economic cycle. As a result of this depressed environment, net impairment charges of 875 M€ and 1,245 M€ were recorded for the years ended December 31, 2005 and December 31, 2004 respectively.

When compared to the charge recorded under IAS 36, this represents additional impairment charges of 825 M€ and 1,245 M€ for 2005 and 2004, respectively, which is detailed as follows:

~~For 2005 this represents an additional impairment charge of 825 M€ when compared to the charge recorded under IAS 36, which is included under the following items:~~

	For the year ended December 31,
	2005	2004

A(i) Business combinations—Acquisition of PetroFina and Elf Aquitaine	(686)	(1,245)

A(ii) Business combinations—Goodwill and Other Intangible Assets	(139)	—

Total	(825)	(1,245)

This additional impairment charge is explained by the higher carrying amount of goodwill under U.S. GAAP as compared to IFRS.

There are no indefinite-lived intangible assets and all intangible assets other than goodwill are subject to amortization.

Division of Corporation Finance	-10-

The components of other intangible assets were as follows:
	As of December 31,
	2005	2004
Amortized intangible assets

Gross carrying amount	2,851	2,670

Accumulated amortization	(2,047)	(1,901)

Total other intangible assets, net	804	769

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2005 is as follows (net of accumulated amortization):

	As of January 1, 2005	Acquisitions	Impairment	Other(1)	As of December 31, 2005
Upstream	15,593	—	—	(32)	15,561

Downstream	11,430	—	—	(24)	11,406

Chemicals	3,749	4	(875)	92	2,970

Total	30,772	4	(875)	36	29,937

(1) The caption “Other” mainly consists of the impact of the foreign currency translation of 97 M€ and the impact of adjustments related to the Elf acquisition of (75) M€.”

Note 13 – Equity Affiliates: Investments and Loans, page F-48

10.

It appears from your disclosure that certain entities presented are accounted for using the equity method while your ownership interests appear in certain cases in excess of 50% and others where your ownership interest is less than 20%. Please tell us why you believe the equity method is appropriate in these instances.

Division of Corporation Finance	-11-

According to Paragraph 6 of IAS 28 – Investments in Associates, if an investor holds, directly or indirectly through subsidiaries, 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds, directly or indirectly through subsidiaries, less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an investor from having significant influence.

The Company has the ability to exercise significant influence on the following entities, the business of which is closely related to the Company’s core business:

-	NLNG (15.00%)
-	Qatargas (10.00%)
-	SCP Limited (10.00%)
-	Ocensa (15.20%)
-	Abu Dhabi Gas Ind. Ltd (15.00%)

because one or more of the following criteria specified in Paragraph 7 of IAS 28 are satisfied in the relationship between the Company and each such entity:

(a) representation on the board of directors or equivalent governing body of the investee;

(b) participation in policy-making processes, including participation in decisions about dividends or other distributions;

(c) material transactions between the investor and the investee;

(d) interchange of managerial personnel; or

(e) provision of essential technical information.

In the case of Sanofi-Aventis, a major French pharmaceuticals company and the Company’s most significant equity affiliate, significant influence is demonstrated by the following facts:

-	The Company is the largest shareholder of Sanofi-Aventis.
-	Taking into account double voting rights, the Company holds 19.5% of Sanofi-Aventis’ voting rights.
-

Excluding the voting rights of the second largest shareholder (L’Oréal with 17.4%) and of the employee saving plan (1.5%), only 61.6 % of the voting rights of Sanofi-Aventis are held by the investing public.

-

Of the estimated 600,000 individual shareholders of Sanofi-Aventis, apart from the Company, L’Oréal and the employee savings plan, and based on declarations required under Sanofi-Aventis’ by-laws, only one other shareholder holds more than 1 % of Sanofi-Aventis’ voting rights, and this shareholder holds less than 2 % of the voting rights.

Division of Corporation Finance	-12-

-	The Chairman of the Company, the CFO of the Company and another member of the Company’s senior management serve as three of the 17 members of the board of directors of Sanofi-Aventis.
-	The Chairman of the Company is one of the six members of the Compensation, Appointments and Governance Committee of Sanofi-Aventis.

The entities accounted for using the equity method in which the Company owns more than 50% but does not have the ability to govern the operating and financial policies, and therefore only exercises significant influence, are the following:

-	Gasoducto Gasandes Argentina (56.50%)
-	Gasoducto Gasandes sa (Chili) (56.50%)

These two entities are not considered material to the Company.

Supplemental Oil and Gas Information (Unaudited)

Standardized measure of discounted future net cash flows, page S-9

11.	Please remove your subtotal of “Future net cash flows, before income taxes” as this presentation is not contemplated by SFAS 69.

We note your comment and accordingly propose to remove this subtotal in the supplemental oil and gas information to be filed in our 2006 Form 20-F.

*        *        *

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance	-13-

Please direct any questions or comments regarding the enclosed material to the undersigned at (011)331.4744.4361 or Richard G. Asthalter of Sullivan & Cromwell LLP or their colleagues listed below.

Very truly yours,

/s/ Robert Castaigne

Robert Castaigne

(Attachment)

cc:	Kevin Stertzel
Jack Guggenheim
(Securities and Exchange Commission)

Dominique Bonsergent
Thierry Reveau de Cyrières
(Total S.A.)

Philippe Diu
(Ernst & Young Audit)

Jacques-Francois Lethu
(KPMG Audit)

Richard G. Asthalter
Lucas H. Carsley
(Sullivan & Cromwell LLP)

Exhibit A

Extracts from Correspondence Regarding the Company’s 2002 Form 20-F

A.	Extract from the Company’s Response Letter Dated June 13, 2003

“Item 18. Financial Statements, page 93

Consolidated Statements of Cash Flows. page F-4

47.	It appears that you have inappropriately classified your line item “Exploration costs directly charged to expense” within your investing section of the statements of cash flows. These expenses should be presented within the operating section. Revise your presentation accordingly. Additionally, tell us why “Exploration Expenses” within the operating section of your statements of cash flows are a reconciling item. Refer to the guidance at our website: www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

The Company classifies unsuccessful exploration costs incurred during a period (i.e., directly charged to expense) as additions to investing cash-flows to achieve consistency with the line “Intangible assets and property, plant and equipment additions” and to provide better financial information on its global investment effort. If the related oil and gas wells had been successful, the corresponding costs would have been capitalized and subsequently depreciated. For example, the underlying accounting in 2002 was as follows:

Amounts in millions of euros
Exploration costs incurred in the prior year written off	(55)
2002 unsuccessful exploration costs	(432)
Total (included in operating expenses)	(487)

The write-off of exploration costs incurred in the prior year is a non-cash item whereas the 2002 unsuccessful exploration costs is a cash item. This explains why only the latter is reclassified in the statement of cash flows as an investment for the year in the amount of (432) M€.”

B.	Extract from the Company’s Response Letter Dated August 6, 2003

“Item 18. Financial Statements, page 93

Consolidated Statements of Cash Flows, page F-4

24.	We note your response to our prior comment number 47 and your explanation for classifying unsuccessful exploration costs incurred during a period (i.e., directly charged to expense) as additions to investing cash flows to achieve consistency with the line “Intangible assets and property, plant and equipment additions” and to provide better financial information on your global investment effort. However, these costs should be presented within the operating section of your Statement of Cash Flows. Reclassify these costs accordingly.

We have revised the disclosure in Note 3 to our Consolidated Financial Statements on page F-32 in response to your comment.” [See revised Note 3 below, as attached to the Company’s response letter dated August 6, 2003]

C.	Extract of Revised Note 3 to the Consolidated Financial Statements Attached to the Company’s Response Letter Dated August 6, 2003

“(iv) Consolidated Statements of Cash Flows

Under U.S. GAAP, unsuccessful exploration costs incurred during a period (i.e., directly charged to expense) would be presented within the operating section of the Statement of Cash Flows.

Following this classification, cash flow from operating activities and cash flow used in investing activities would be as follows:

	For the year ended, December 31,
	2002	2001	2000
	Amounts in M€
Cash flow from operating activities
Under French GAAP	11,006	12,303	13,389
Exploration costs directly charged to expense	(432)	(521)	(454)

Under U.S. GAAP	10,574	11,782	12,935

Cash flow used in investing activities
Under French GAAP	(6,849)	(3,990)	(5,139)
Exploration costs directly charged to expense	432	521	454

Under U.S. GAAP	(6,417)	(3,469)	(4,685)”